Invitel Holdings A/S Investor Presentation for the three and nine months ended September 30, 2009 Martin Lea, Chief Executive Officer Rob Bowker, Chief Financial Officer November 30, 2009 Exhibit 99.1

Safe Harbor Statement
This presentation of Invitel Holdings A/S (the “Company”) contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These and
all forward-looking statements are only predictions or statements of current plans that are constantly under review by the Company. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Actual results could differ materially from those expressed in our forward-looking statements for a variety of reasons, including: fluctuation in foreign exchange rates and interest rates; changes in Hungarian and Central and Eastern European economic conditions and consumer and business spending; the rate of growth of the Internet; the amount that the Company invests in new business opportunities and the timing of those investments; the mix of services sold; competition; management of growth and expansion; future integration of acquired businesses; the performance of our IT Systems;
technological changes; the Company’s significant indebtedness; and government regulation. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company’s filings with the Securities and Exchange Commission, which are available on the
Company’s website, www.invitel.hu and on the SEC’s website, www.sec.gov. Accordingly, investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake to update such statements to reflect the impact of circumstances or events that arise after the date the statements are made. Investors should, however, consult any further disclosures the Company may make in its reports filed with the SEC.

3 Martin Lea Chief Executive Officer

Highlights for the period  ended September 30, 2009
•
The reporting currency changed from U.S. dollars to euro. Following the reorganization in February 2009,
Invitel Holdings, as a foreign registrant with the SEC, is permitted to report its results in euro. Reporting results in euro is more relevant given that the primary markets are in Europe and our debt is primarily euro denominated.
•
The Hungarian forint depreciated against the EUR by 15% during the nine months ended September 30,
2009 compared to the average Hungarian forint/EUR exchange rates in the first nine months of 2008.
•
Our pro-forma* consolidated revenue in EUR decreased by 17% for the nine months ended September
30, 2009 compared to the prior year. In HUF terms, our pro-forma* consolidated revenue decreased by
5% for the nine months ended September 30, 2009 compared to the prior year.
•
Our pro-forma* consolidated segment gross margin in EUR decreased by 13% for the nine months ended
September 30, 2009 compared to the prior year. In HUF terms, our pro-forma* consolidated segment gross margin increased by 0.1% for the nine months ended September 30, 2009 compared to the prior year.
•
Our pro-forma* gross margin percentage was 75% and 71%, respectively, for the nine months ended
September 30, 2009 and 2008.
*   Pro-forma financial information in this presentation assumes that Invitel Holdings A/S, Invitel, Tele2 Hungary and Memorex had been combined as of the beginning of the applicable period. The unaudited pro-forma financial information has not been prepared in accordance with Article 11 of Regulation S-X.

Highlights for the period ended September 30, 2009
•
Our pro-forma* consolidated adjusted operating expenses in EUR decreased by 14% for the nine months ended September 30, 2009 compared to the prior year. In HUF terms, our pro-forma* consolidated adjusted operating expenses decreased by 1% for the nine months ended September 30, 2009 compared to the prior year.
•
Our pro-forma EBITDA** in EUR decreased by 6% to EUR 101.8 million for the nine months ended
September 30, 2009 compared to the prior year. In HUF terms, our pro-forma EBITDA** grew by 7% to
HUF 28.9 billion for the nine months ended September 30, 2009 compared to the prior year.
•
Our pro-forma* EBITDA margin was 42% and 37%, respectively, for the nine months ended September
30, 2009 and  2008.
•
Our pro-forma* capital expenditure in HUF decreased by 42% for the nine months ended September 30,
2009 compared to the prior year.
*   Pro-forma financial information in this presentation assumes that Invitel Holdings A/S, Invitel, Tele2 Hungary and Memorex had been combined as of the beginning of the applicable period. The unaudited pro-forma financial information has not been prepared in accordance with Article 11 of Regulation S-X.
**  Pro-forma EBITDA is a non-GAAP financial measure. See the reconciliation on slides 9-12.

Macroeconomic background
Budget deficit was 5.5% of GDP in 2007 and in November 2009 it is 3.9% and is expected to be around 3.8% of GDP by year end 2010.
The inflation was 4.7% in October 2007, the mid-term inflation target is 3%.
GDP growth rate was -7,2% in Q3 2009 (Yr/Yr) and is expected to be -6.7% for the full year.
The HUF broke the level of 300 HUF/EUR on February 3, 2009, and reached its historic low of
316.92 HUF/EUR on March 6, 2009. From that point it strengthened and currently trades at an exchange rate of 272.29 HUF/EUR.
On October 22, 2008 the National Bank of Hungary (“NBH”) increased the base rate to 11.5% to defend the Forint. Since November 2008 the NBH lowered the rate in more steps to 6.5% by the end of November 2009. Analysts forecast the base rate to be cut by a further 100 basis-points within twelve months.
The rate of unemployment in Hungary at the end of the third quarter of 2009 was 10.3% compared to 7.8% at the end of 2008.

7 Performance of regional currencies against EUR Last twelwe month 30 September, 2008 = 100% 95% 100% 105% 110% 115% 120% 125% 130% 135% 140% 145% 150% CZK HUF PLN

Fixed, Mobile and Internet Penetration in Hungary
75%
73%
71% 71%
69%
66% 64%
63%
62%
75%
68%
49%
77%
83%
91%
99%
110%
122%
118%
113%
1%
2%
5%
10%
15%
25%
34%
40%
54%
0%
20%
40%
60%
80%
100%
120%
Fixed-line (per household) Mobile (of population) Broadband Internet (per household) ADSL Cable
Source: NHH
2002
2001
2003 2004
2005 2006 Western
Europe
2007
2008
2009Q3
44%

(*)    Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA.
(**)   EBITDA and Adjusted EBITDA are non-GAAP financial measures. See the reconciliation from EBITDA to Net income on the next slide.
(***)  EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue.
Pro Forma Financial Statements
for the quarter ended September 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
Revenue 21 902 24 103 (2 201) (9%) 80 693 101 753 (21 060) (21%)
Segment Cost of Sales (5 377) (6 849) 1 472 21% (19 874) (28 943) 9 069 31%
Segment Gross Margin 16 525 17 254 (729) (4%) 60 819 72 810 (11 991) (16%)
Gross Margin % 75% 72% 75% 72%
(6 289) (6 436) 147 2% (23 215) (27 235) 4 020 15%
Adjusted EBITDA** 10 236 10 818 (582) (5%) 37 604 45 575 (7 971) (17%)
Adjusted EBITDA Margin %*** 47% 45% 47% 45%
Cost of integration and restructuring (10) (144) 134 93% (93) (769) 676 88%
Due diligence expense (72) (182) 110 60% (258) (754) 496 66%
Vacation accrual 212 74 138 186% 723 279 444 159%
Turkey start up expense (15) (206) 191 93% (59) (849) 790 93%
Redomiciliation (2) -               (2) n/a (6) -               (6) n/a
Legal provision 35 63 (28) (44%) 107 234 (127) (54%)
SEC related cost and other one-off items (82) (535) 453 85% (451) (2 206) 1 755 80%
EBITDA** 10 302 9 888 414 4% 37 567 41 510 (3 943) (9%)
EBITDA Margin %*** 47% 41% 47% 41%
For the quarter
ended September 30,
(in thousands of EUR)
Adjusted Operating expenses*
(in millions of HUF)
For the quarter
ended September 30,
The average HUF/EUR exchange rates were 236.11 HUF/EUR in Q3 2008 and 271.36 HUF/EUR in Q3 2009.

Pro Forma Financial Statements
for the quarter ended September 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
EBITDA* 10 302 9 888 414 4% 37 567 41 510 (3 943) (9%)
EBITDA Margin %** 47% 41% 47% 41%
Depreciation and amortization (5 231) (5 377) 146 3% (19 108) (22 667) 3 559 16%
Financing expenses, net (4 776) (4 562) (214) (5%) (17 867) (19 393) 1 526 8%
Foreign exchange gains (losses), net 669 (1 961) 2 630 134% 1 932 (7 402) 9 334 126%
Gains (losses) on derivatives (1 663) 1 148 (2 811) (245%) (6 043) 4 037 (10 080) (250%)
Taxes on net income 783 (2 340) 3 123 133% 2 799 (9 509) 12 308 129%
Convertible Pref Stock Dividends -               (4) 4 n/a -               (18) 18 n/a
Minority interest (1) -               (1) n/a -               1 (1) n/a
Net profit / (loss) for the period 83 (3 208) 3 291 103% (720) (13 441) 12 721 95%
Net profit / (loss) for the period in % n/a n/a n/a n/a
For the quarter
ended September 30,
(in thousands of EUR) (in millions of HUF)
For the quarter
ended September 30,
The average HUF/EUR exchange rates were 236.11 HUF/EUR in Q3 2008 and 271.36 HUF/EUR in Q3 2009.
(*)   EBITDA is a non-GAAP financial measure.
(**)  EBITDA Margin % is EBITDA as a percentage of revenue.

Pro Forma Financial Statements
for the period ended September 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
Revenue 68 895 72 158 (3 263) (5%) 242 743 291 319 (48 576) (17%)
Segment Cost of Sales (17 272) (20 580) 3 308 16% (60 855) (83 087) 22 232 27%
Segment Gross Margin 51 623 51 578 45 0% 181 888 208 232 (26 344) (13%)
Gross Margin % 75% 71% 75% 71%
(19 845) (20 059) 214 1% (69 922) (80 984) 11 062 14%
Adjusted EBITDA** 31 778 31 519 259 1% 111 966 127 248 (15 282) (12%)
Adjusted EBITDA Margin %*** 46% 44% 46% 44%
Cost of integration and restructuring (899) (2 179) 1 280 59% (3 167) (8 798) 5 631 64%
Due diligence expense (132) (397) 265 67% (466) (1 603) 1 137 71%
Vacation accrual (85) (131) 46 35% (300) (529) 229 43%
Turkey start up expense (98) (517) 419 81% (344) (2 088) 1 744 84%
Redomiciliation (427) -              (427) n/a (1 503) -              (1 503) n/a
Legal provision (165) (244) 79 32% (583) (984) 401 41%
SEC related cost and other one-off items (1 079) (1 085) 6 1% (3 801) (4 380) 579 13%
EBITDA** 28 893 26 966 1 927 7% 101 802 108 866 (7 064) (6%)
EBITDA Margin %*** 42% 37% 42% 37%
Adjusted Operating expenses*
(in millions of HUF)
For the period
ended September 30,
For the period
ended September 30,
(in thousands of EUR)
The average HUF/EUR exchange rates were 247.69 HUF/EUR in YTD Q3 2008 and 283.82 HUF/EUR in YTD Q3 2009.
(*)     Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA.
(**)   EBITDA and Adjusted EBITDA are non-GAAP financial measures. See the reconciliation from EBITDA to Net income on the next slide.
(***)  EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue.

Pro Forma Financial Statements
for the period ended September 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
EBITDA* 28 893 26 966 1 927 7% 101 802 108 866 (7 064) (6%)
EBITDA Margin %** 42% 37% 42% 37%
Depreciation and amortization (15 704) (15 652) (52) (0%) (55 334) (63 191) 7 857 12%
Financing expenses, net (18 250) (14 875) (3 375) (23%) (64 300) (60 055) (4 245) (7%)
Foreign exchange gains (losses), net (4 065) 3 332 (7 397) (222%) (14 321) 13 423 (27 744) (207%)
Gains (losses) on derivatives (4 021) (5 091) 1 070 21% (14 169) (20 553) 6 384 31%
Taxes on net income 1 341 (3 056) 4 397 144% 4 725 (12 411) 17 136 138%
Convertible Pref Stock Dividends -              (13) 13 n/a -              (52) 52 n/a
Minority interest 1 -              1 n/a 5 (1) 6 n/a
Net profit / (loss) for the period (11 805) (8 389) (3 416) (41%) (41 592) (33 974) (7 618) (22%)
Net profit / (loss) for the period in % n/a n/a n/a n/a
(in millions of HUF)
For the period
ended September 30,
For the period
ended September 30,
(in thousands of EUR)
The average HUF/EUR exchange rates were 247.69 HUF/EUR in YTD Q3 2008 and 283.82 HUF/EUR in YTD Q3 2009.
(*)   EBITDA is a non-GAAP financial measure.
(**)  EBITDA Margin % is EBITDA as a percentage of revenue.

All amounts were translated by using a HUF/EUR exchange rate of 270.
(*)    Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA.
(**)   EBITDA and Adjusted EBITDA are non-GAAP financial measures.
(***)  EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue.
Pro Forma Financial Statements convenience translation
for the period ended September 30, 2009
Change Change
2009 2008%
Revenue 255 166 267 252 (12 086) (5%)
Segment Cost of Sales (63 969) (76 222) 12 253 16%
Segment Gross Margin 191 197 191 030 167 0%
Gross Margin % 75% 71%
(73 500) (74 293) 793 1%
Adjusted EBITDA** 117 697 116 737 960 1%
Adjusted EBITDA Margin %*** 46% 44%
Cost of integration and restructuring (3 329) (8 071) 4 742 59%
Due diligence expense (490) (1 470) 980 67%
Vacation accrual (316) (486) 170 35%
Turkey start up expense (362) (1 915) 1 553 81%
Redomiciliation (1 580) -               (1 580) n/a
Legal provision (613) (903) 290 32%
SEC related cost and other one-off items (3 996) (4 019) 23 1%
EBITDA** 107 011 99 873 7 138 7%
EBITDA Margin %*** 42% 37%
Adjusted Operating expenses*
(in thousands of EUR)
For the period
ended September 30,

•
Mass Market Voice: the decrease in Mass Market Voice gross margin is firstly a result of a decline in ”in historical concession area” gross margin (13% or HUF 1,617 million Yr/Yr) due to 7% net line churn and to customer migration to lower cost packages. Secondly it is due to a higher rate of decline in ”out of concession area” gross margin (26% or HUF 1,099 million
Yr/Yr) due to 27%
reduction in CS/CPS customers driven in part by reduced strategic focus on low value/margin out of concession CS/CPS voice customers.
•
Mass Market Internet: the Mass Market Internet business has been affected by a slow down in the overall fixed broadband market in Hungary. Invitel continues to grow its customer base (9% increase in historical concession areas and 8% increase outside historical concession areas Yr/Yr), however, this is offset by a similar percentage decrease in ARPU.
•
Business: the decline in Business gross margin is almost entirely due to the price erosion on the successful renewal of contracts with a very large customer from January 1, 2009. Excluding this, the Business segment is flat Yr/Yr in spite of the negative recessionary effect.
•
Wholesale: the growth in the Wholesale segment is the result of the continued increasing demand for capacity across the region. The HUF/EUR exchange rate difference accounts for approximately HUF 1.9 billion of the Wholesale gross margin difference Yr/Yr.
Pro Forma Segment Gross Margin
for the period ended September 30, 2009
(in millions of HUF) Change Change
2009 2008%
Mass Market Voice 13 745 16 461 (2 716) (16%)
Mass Market Internet 5 681 5 823 (142) (2%)
Business 13 555 14 519 (964) (7%)
Wholesale Voice 1 030 818 212 26%
Wholesale Data 17 612 13 957 3 655 26%
Total Segment Gross Margin 51 623 51 578 45 0%
For the period
ended September 30,

Mass Market Internet
Mass Market Voice IN Mass Market Voice OUT
MM remains a “cash cow” with moderate decline
•
Internet growth affected by recession but exhibits mid
term growth potential due to low Hungarian
penetration levels
•
Voice IN: Impacted by recession but remains robust
•
Voice OUT: In line with previously stated strategy of
optimising cash flow by focusing on higher value
customers
•
Internet: sales increase of bundles and IPTV to
compete with cable
0.65
0.63
0.62
0.64 0.62
0.65
81%
83%
84%
79%
80%
84%
0.00
0.50
1.00
1.50
2.00
Jan-08 May-08 Sep-08 Jan-09 May-09 Sep-09
60%
65%
70%
75%
80%
85%
90%
Gross Margin (HUF bn) % of Revenues
1.29
1.24
1.19
1.12
1.37
1.47
92% 92%
91%
91%
92%
91%
0.00
1.00
2.00
3.00
4.00
5.00
Jan-08 May-08 Sep-08 Jan-09 May-09 Sep-09
70%
75%
80%
85%
90%
95%
100%
Gross Margin (HUF bn) % of Revenues
0.44
0.36
0.38
0.29
0.51
0.47
55%
59%
60%
62%
66%
62%
0.00
0.50
1.00
1.50
2.00
Jan-08 May-08 Sep-08 Jan-09 May-09 Sep-09
40%
45%
50%
55%
60%
65%
70%
Gross Margin (HUF bn) % of Revenues
Mass market monthly gross margin

Wholesale
B2B Internet & Data B2B Voice
Wholesale
•
Data: GM growth driven by continuing strong
growth in demand for capacity across the region
B2B
•
Data: Strong growth prospects through share
increase
•
Market share 24% and T-com as sole competitor
•
Service portfolio enhanced to include hosting
services
1.95
1.98
2.20
1.86
1.63 1.64
58%
59%
62%
64%
67%
66%
1.00
2.00
3.00
4.00
5.00
6.00
Jan-08 May-08 Sep-08 Jan-09 May-09 Sep-09
50%
55%
60%
65%
70%
75%
Gross Margin (HUF bn) % of Revenues
0.68
0.64
0.54
0.57
0.69
0.64
72%
71%
73%
75%
74% 74%
0.50
0.75
1.00
1.25
Jan-08 May-08 Sep-08 Jan-09 May-09 Sep-09
50%
55%
60%
65%
70%
75%
80%
Gross Margin (HUF bn) % of Revenues
0.97
0.89
0.88
0.99
0.92 0.92
79%
81%
81%
78%
79%
82%
0.50
0.75
1.00
1.25
1.50
1.75
2.00
Jan-08 May-08 Sep-08 Jan-09 May-09 Sep-09
60%
70%
80%
90%
Gross Margin (HUF bn) % of Revenues
B2B and wholesale monthly gross margin

Pro Forma Capital Expenditure
for the period ended September 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
Retail variable CAPEX 956 1 173 (217) (18%) 3 385 3 725 (340) (9%)
WS variable CAPEX 367 597 (230) (39%) 1 393 1 306 87 7%
Sales comission 227 421 (194) (46%) 847 1 371 (524) (38%)
Variable Capex 1 550 2 191 (641) (29%) 5 625 6 402 (777) (12%)
Fixed Telco Capex 297 954 (657) (69%) 988 1 863 (875) (47%)
Telco Capex 1 847 3 145 (1 298) (41%) 6 613 8 265 (1 652) (20%)
IT Capex 98 264 (166) (63%) 697 1 127 (430) (38%)
Miscapex 4 26 (22) (85%) 28 177 (149) (84%)
Capitalised OPEX 286 291 (5) (2%) 888 803 85 11%
TOTAL CAPEX without ex - Memorex 2 235 3 726 (1 491) (40%) 8 226 10 372 (2 146) (21%)
ex - Memorex CAPEX 554 1 332 (778) (58%) 1 237 6 031 (4 794) (79%)
TOTAL CAPEX with ex - Memorex 2 789 5 058 (2 269) (45%) 9 463 16 403 (6 940) (42%)
(in millions of HUF)
30 September
(in millions of HUF)
For the quarter ended                For the period ended
30 September

Pro Forma Capital Expenditure convenience translation
for the period ended September 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
Retail variable CAPEX 3 541 4 345 (804) (19%) 12 537 13 796 (1 259) (9%)
WS variable CAPEX 1 357 2 210 (853) (39%) 5 159 4 838 321 7%
Sales comission 841 1 558 (717) (46%) 3 137 5 076 (1 939) (38%)
Variable Capex 5 739 8 113 (2 374) (29%) 20 833 23 710 (2 877) (12%)
Fixed Telco Capex 1 099 3 533 (2 434) (69%) 3 659 6 902 (3 243) (47%)
Telco Capex 6 838 11 646 (4 808) (41%) 24 492 30 612 (6 120) (20%)
IT Capex 362 978 (616) (63%) 2 580 4 173 (1 593) (38%)
Miscapex 16 96 (80) (83%) 103 655 (552) (84%)
Capitalised OPEX 1 059 1 078 (19) (2%) 3 290 2 973 317 11%
TOTAL CAPEX without ex - Memorex 8 275 13 798 (5 523) (40%) 30 465 38 413 (7 948) (21%)
ex - Memorex CAPEX 2 054 4 935 (2 881) (58%) 4 583 22 338 (17 755) (79%)
TOTAL CAPEX with ex - Memorex 10 329 18 733 (8 404) (45%) 35 048 60 751 (25 703) (42%)
(in thousands of EUR)
30 September
(in thousands of EUR)
For the quarter ended                   For the period ended
30 September
All amounts were translated by using a HUF/EUR exchange rate of 270.

19 Rob Bowker Chief Financial Officer

Acquisition of majority stake in Invitel by MEP
•
On September 30, 2009, MEP announced the purchase of a 64.6% stake in Invitel
•
Acquisition has now closed and comprised the transactions listed below:
•
Purchase by MEP of 65% of Invitel from TDC for EUR 7 million
•
Purchase by MEP of EUR 34 million of TDC shareholder loan
•
Additional MEP shareholder loan of EUR 91 million to fund Invitel debt purchases
•
Purchase by MEP of EUR 150 million PIK notes (87% of entire issue) at a discount of 45% to face value
•
Purchase by Invitel of EUR 74 million of FRN (37% of entire issue) at a discount of 16% to face value
•
Purchase by Invitel of EUR 11 million of HY notes (8% of entire issue) at a discount of 7% to face value
•
Repayment by Invitel of EUR 11 million of Subordinated Senior Loan
•
Total investment by MEP of EUR 235 million
•
On 27th November, 2009 Mid Europa also completed the purchase of Icelandic investor Straumur’s stake in
Invitel; increased Mid Europa’s total ownership to 74.4%
Summary of recent transaction

New ownership structure
2009 Sept Revenues: €83m
2009 Sept Gross margin: €68m
Gross margin %: 82%
2009 Sept Revenues: €62m
2009 Sept Gross margin: €48m
Gross margin %: 77%
2009 Sept Revenues: €98m
2009 Sept Gross margin:€66m
Gross margin %: 67%
MEP
(Mid Europa Partners)
74%
Public Float
(NYSE Listed)
20%
Management
and Directors
6%
Invitel Holdings A/S
(Denmark)
Residential B2B Wholesale
Business Segments:

Transactions were funded through (i) direct purchase of debt and equity by MEP and (ii) purchase of debt by Invitel through a shareholder loan provided by MEP
Transaction funded by Mid Europa:
•
Equity purchase
•
Purchase of TDC shareholder loan
•
Purchase of PIK notes
•
Shareholder loan to Invitel
•
Fees and expenses related to the above
Transaction funded by Invitel:
•
Purchase of cash pay notes
•
2013 FRN
•
2012 fixed rate notes
•
Partial repayment of subordinated loan
•
Fees and expenses related to the above
Summary of recent transaction - sources and uses
Mid Europa Invitel
(In €m) (In €m)
Sources Uses Sources Uses
Equity Purchase 7 MEP SHL loan to Invitel 91 Debt Purchase 83
Direct Debt Purchase by MEP 120 Cash on balance sheet 2 Senior 2013 FRNs 62
TDC Funding Loan 34 Subordinated Senior Loan 11
PIK Notes 86 Senior 2012 Fixed Rate Notes 10
MEP SHL loan to Invitel 91 Loan from MEP to cover fees 8
Fees payable by MEP 16 Fees payable by Invitel 2
Transaction fee 7
Total Sources 235 Total Uses 235 Total Sources 94 Total Uses 94
MEP investment
235

As part of the acquisition, Invitel obtained a waiver to roll over virtually all of the outstanding senior loans and also an amendment of certain financial covenants
•
The senior debt roll-over:
•
100% of the EUR 140 million outstanding senior term loans
•
EUR 10 million revolving credit facility and EUR 5 million capex facility
•
2/3 of the EUR 32 million outstanding subordinated loan
•
Stable bank group with main lenders being BNP, Calyon, Unicredit, MKB, Natixis and CS (EUR 13 million)
•
Covenant amendment:
•
Senior leverage – increase of covenant ratio by 0.1x for each quarter up to and including
September 2010 and by 0.05x for each subsequent quarterly period
•
Interest cover – reduction of ratio by 0.4x, 0.2x and 0.15x for Q2, Q3 and Q4 2010, respectively
•
Fixed charge cover – change of cash flow definition to include cash on balance sheet
Senior facility waiver and amendment

Invitel
Technocom Kft.
(Hungary)
(1) Of which €150m held by Mid Europa.
Invitel Holdings
A/S
(Denmark)
HTCC HoldCo I
B.V. (The
Netherlands))
Matel Holdings
N.V. (Netherlands
Antilles)
100%
€140m Amended
Senior Facility
External
debt
Mid Europa
investment
Magyar Telecom
B.V. (The
Netherlands)
Invitel Zrt.
(Hungary)
Operating subsidiaries
€129m Mid Europa
SHL Loan
€19m Other debt
€173m PIK Notes (1)
Net cash pay debt:
2.6x
Net cash pay debt:
2.6x
Net secured debt:
1.0x
Net secured debt:
1.0x
100%
100%
100%
100%
100%
€257m cash pay
notes
€21m
Subordinated
Loan
Capitalization of Invitel pro forma for the acquisition
Current debt structure

Pro-Forma Financial Information
(1) Third party debt (including non cash-pay
debt) includes short and long term debt and
the 2006 PIK Notes, but excludes liabilities
relating to derivative financial instruments
and capital leases.
(2) Cash pay third party debt equals third party
debt excluding the 2006 PIK Notes.
(3) Annualized Pro
Forma
Adjusted EBITDA is
calculated by multiplying Pro
Forma Adjusted
EBITDA for the period ended
September
30,
2009 by
4/3.
See slides 9-12 for a
reconciliation of Pro
Forma Adjusted EBITDA
to Pro
Forma Net Income.
(4) Cash interest expense is interest expense on
the Senior Credit Facilities, the 2004 Notes,
the 2007 Notes, the Bridge Loan and the
Memorex loans.
(5) Net third party debt equals third party debt
less cash and cash equivalents.
(6) Cash pay net third party debt equals cash-
pay third party debt less cash and cash
equivalents.
Pro Forma Financial Information
for the period ended September 30, 2009
Annualized adjusted EBITDA and cash interest expense was calculated by using an exchange rate of 283.82 HUF / EUR.
(1) The pro forma financial information gives effect to the bond buy back transactions.
(in thousands of EUR) Q3 2009
Balance Sheet Data (at period end):
Cash and cash equivalents 21 891
Third party debt (1) 459 600
Cash pay third party debt (2) 436 620
Other Pro-forma Financial Data:
Annualized Adjusted EBITDA (3) 149 288
Cash interest expense (4) 35 791
Net third party debt (5) 437 709
Cash pay net third party debt (6) 414 729
Ratio of Adjusted EBITDA to cash interest expense 4.2x
Ratio of net third party debt to Adjusted EBITDA 2.9x
Ratio of cash pay net third party debt to Adjusted EBITDA 2.8x
(1)

Hedge Summary
in thEUR
Principal
Interest
(1) Total
Total
(2) % debt service Calculated
hedged
(3)
swap points
(4)
11/01/2009 2 955 2 955 2 350 79,5% 1,63
12/31/2009 8 763 2 242 11 005 23 125 182,5% 4,42
02/01/2010 1 958 1 958 2 350 174,8% 5,84
02/15/2010 7 059 7 059 7 633 154,3% 6,47
03/31/2010 8 763 1 987 10 750 10 296 135,7% 8,43
05/01/2010 1 834 1 834 2 665 136,2% 9,73
06/30/2010 9 794 1 858 11 652 9 279 122,2% 12,27
08/01/2010 1 879 1 879 2 600 122,8% 13,57
08/15/2010 7 059 7 059 7 633 121,0% 14,13
09/30/2010 10 309 1 714 12 023 12 261 117,6% 15,95
11/01/2010 1 852 1 852 1 500 116,7% 17,26
12/31/2010 10 309 1 562 11 872 11 560 113,9% 19,72
02/01/2011 1 796 1 796 1 500 113,2% 21,03
02/15/2011 7 059 7 059 7 633 112,8% 21,60
03/31/2011 10 825 1 411 12 235 13 533 112,6% 23,40
05/01/2011 1 697 1 697 1 500 112,2% 24,67
06/30/2011 10 825 1 251 12 076 12 075 110,9% 27,13
08/01/2011 1 712 1 712 109,3% 28,44
08/15/2011 7 059 7 059 103,2% 29,01
09/30/2011 11 340 1 092 12 432 93,9% 30,90
Total 80 926 57 035 137 961 129 491
(1)
Based on effective interest rate as a result of hedging
(2)
Average FX rate of hedges: 293,38 EUR/HUF
(3)
Cumulative percentage
(4)
As of 30 Sep, 2009
(5)
As of 30 Sep, 2009 the EUR Cash position is € 14,7 million, therefore the cummulative hedge position is 104,5%
Hedges Debt service

Cash Flow Statement
for the period ended September 30, 2009
(in thousands of EUR) 2009 2008 2009 2008
Net cash provided by operating activities exluding interest paid 39 495 20 815 92 379 93 156
Acquisition of tangible and intangible assets, net (11 401) (18 335) (47 552) (51 840)
Acquisition of subsidiaries, net of cash acquired -                   10 986 -                   (21 494)
Net cash used in investing activities (11 401) (7 349) (47 552) (73 334)
Cash flow available for debt service 28 094 13 466 44 827 19 822
Repayments of long-term debt (8 274) (6 448) (198 642) (65 289)
Proceeds from new long-term borrowings -                   -                   182 000 110 000
Proceeds from parent company borrowings -                   -                   34 135 -
Interest paid (13 781) (1 539) (36 578) (38 250)
Refinancing costs paid 419 (115) (13 140) (5 027)
Settlement of derivative financial instruments (982) (6 834) (15 166) (15 259)
Principal payments under capital lease obligations (1 349) (1 345) (4 143) (3 123)
Net cash used in financing activities (23 967) (16 281) (51 534) (16 948)
Cash flow after debt service 4 127 (2 815) (6 707) 2 874
Cash and cash equivalents at beginning of period 17 764 19 926 28 598 14 237
Cash and cash equivalents at end of period 21 891 17 111 21 891 17 111
Net increase in cash and cash equivalents 4 127 (2 815) (6 707) 2 874
For the period
ended September 30,
For the quarter
ended September 30,

03/09/2008 03/11/2008 03/01/2009 03/03/2009 03/05/2009 03/07/2009 03/09/2009 03/11/2009
The Hungarian Forint peak of 316 in March 2009 is an aberration and the long term average is expected to be around 250. It is unlikely for the Hungarian Forint to rally from current levels, as the central bank is expected to continue to use periods of appreciation as an opportunity to cut interest rates.
The central bank cut rates (    ) by 200 bps to
9.5% in four steps, reversing part of a 300 bps
emergency rate rise in October which helped
to stabilise the falling forint
Tightening access for Hungarian banks to
funding abroad following Lehman
collapse
Real GDP data
showed sharp fall
in external and
domestic demand
S&P and
Moody’s rating
downgrade
€ 1bn Eurobond issue; Originally
planned €500m, increased due to
substantial oversubscription
Gordon Bajnai, appointed as prime minister in
April, restoring confidence in foreign investors
Larger-than-expected rate cut signals MC’s
confidence in HUF
Stronger demand for HUF bonds and increased
foreign ownership of HUF debt
Recent pick-up
due to inventory
depletion and fall
in domestic
demand
Interest rate cut by Hungarian Central Bank
Historical
average (Jan
2005 – YTD)
€/HUF of 259
Foreign exchange

29
Appendix
Non-GAAP Financial Measures
Invitel Holdings A/S has included certain non-GAAP financial measures, including Pro-forma Adjusted EBITDA (for
Invitel Holdings A/S, Invitel, Invitel Telecom and Invitel International, together the ”Company”), in this presentation.
Reconciliations of the differences between Adjusted EBITDA for the Company and the most directly comparable financial measure calculated and presented in accordance with GAAP is included in this presentation on a pro-forma basis. The non-GAAP financial measures presented are by definition not a measure of financial performance or financial condition under generally accepted accounting principles and are not alternatives to operating income or net income/loss reflected in the statement of operations and are not necessarily indicative of cash available to fund all cash flow needs. These non-GAAP financial measures used by Invitel Holdings A/S may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures for various purposes including:
measuring and evaluating the Company’s financial and operational performance and its financial condition; making compensation decisions; planning and budgeting decisions; and financial planning purposes. Invitel Holdings A/S believes that presentation of these non-GAAP financial measures is useful to investors because it (i) reflects management’s view of core operations and cash flow generation and financial condition upon which management bases financial, operational, compensation and planning decisions and (ii) presents a measurement that equity and debt investors and lending banks have indicated to management is important in assessing Invitel Holdings A/S's financial performance and financial condition. While Invitel Holdings A/S utilizes these non-GAAP financial measures in managing its business and believes that they are useful to management and to investors for the reasons described above, these non-GAAP financial measures have certain shortcomings. In particular, these EBITDA measurements do not take into account changes in working capital and financial statement items below income from operations, and the resultant effect of these items on Invitel Holdings A/S's cash flow. Management compensates for the shortcomings of these measures by utilizing them in conjunction with their comparable GAAP financial measures. The information in this presentation should be read in conjunction with the financial statements and footnotes contained in Invitel Holdings
A/S's documents filed with the U.S. Securities and Exchange Commission.